GOLD HORSE INTERNATIONAL, INC.

No. 31 Tongdao South Road

Hohhot, Inner Mongolia

People’s Republic of China

October 12, 2010

‘CORRESP’

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Attention:	Terrence O’Brien, Accounting Branch Chief Ernest Greene, Staff Accountant

Re:	Gold Horse International, Inc. (the “Company”) Item 4.02 Form 8-K Filed: September 22, 2010 File Nol. 0-30311

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated September 28, 2010 on the above-referenced filing.  Following are the Company’s responses to such comments:

1.

Please file amended Forms 10-Q for the period ending September 30, 2009, December 31, 2009 and March 31, 2010, with the revised interim financial statements, as well as revisions to MD&A and other affected disclosure.

RESPONSE: Subsequent to the receipt of the staff’s letter of comment, James M. Schneider, Esq., counsel for the Company spoke with Mr. Greene.  Mr. Schneider discussed with Mr. Greene the Company’s understanding as to the need to file amended quarterly reports in light of the absence of interpretative analysis by the staff.  Mr. Greene advised he will discuss the Company’s position with Mr. O’Brien and other members of the branch; the Company awaits further guidance from the staff on this comment.

2.	Please ensure your Form 10-K also includes restatement information for all quarters.

RESPONSE:  On October 1, 2010 the Company filed its Form 10-K for the year ended June 30, 2010. We call the staff’s attention to Note 20 beginning on page F-41 which contains the requested restatement information for all quarters during fiscal 2010.

3.

Please provide us with an explanation of the change in accounting for the warrants and conversion options.  Reference the applicable guidance (e.g. EITF 07-5) and explain how the guidance relates to the specific terms of your instruments to result in an account change on July 1, 2009.

RESPONSE:  In June 2008, the Emerging Issues Task Force issued EITF Consensus No. 07-5 “Determining Whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock” (now ASC 815-40). Under ASC 815-40, instruments which contain full ratchet anti-dilution provisions will no longer be considered indexed to a company’s own stock for purposes of determining whether it meets the first part of the scope exception in certain paragraphs in ASC 815. The adoption of this EITF required the Company to (i) evaluate our instrument’s contingent exercise provisions, and (ii) evaluate the instrument’s settlement provisions.  Based upon applying this approach to instruments within the scope of this exception, we have determined that the Company’s convertible debt and the related warrants issued pursuant to the Securities Purchase Agreement dated November 30, 2007, which were classified in stockholders’ equity on June 30, 2009, no longer meet the definition of “Indexed to a Company’s Own Stock.”  Accordingly effective on July 1, 2009, we were required to reclassify the conversion options related to our convertible debt and the related warrants to liabilities under ASC 815-40.

The conversion option related to our convertible debt and the related warrants issued under our November 30, 2007 Securities Purchase Agreement which included a reset provision that is triggered if the Company issues common shares below the conversion or exercise price as defined under the specific agreement.

We trust the foregoing fully responds to the staff’s comments.  Should you have any questions, please contact the undersigned at 954-616-5582 or James M. Schneider, Esq., counsel to the Company.  Mr. Schneider’s contact information is telephone 561-362-9595, telecopier 561-362-9612 or email jim@swblaw.net.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Adam Wasserman

Adam Wasserman, Chief Financial Officer

cc:	Mr. Liankuan Yang, Chief Executive Officer James M. Schneider, Esq.